Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

1.	Intevac Photonics, Inc.

2.	Lotus Technologies, Inc. – Santa Clara, California

3.	IRPC, Inc. – Santa Clara, California

4.	Intevac Foreign Sales Corporation – Barbados

5.	Intevac Asia Private Limited – Singapore

6.	Intevac Malaysia Sdn Bhd – Malaysia

7.	Intevac Limited – Hong Kong

8.	Intevac (Shenzhen) Co. Ltd – China

9.	IVAC Co. Ltd – Korea

10.	Intevac Japan Kabushiki Kaisha (KK) – Japan